UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

An Annual General Meeting of Shareholders of Wix.com Ltd. (the “Company”), will be held on Monday, November 8, 2021 at 1:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel. In connection with the aforementioned Annual General Meeting of Shareholders, the Company hereby furnishes the following document:

1.
Notice with respect to the Company’s Annual General Meeting of Shareholders describing the proposals to be voted upon at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2021

WIX.COM LTD. By: /s/ Eitan Israeli Name: Eitan Israeli Title: Chief Legal Officer

EXHIBIT INDEX

Exhibit 99.1	Description Notice with respect to the Company’s Annual General Meeting of Shareholders